SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20005 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

June 22, 2012

VIA EDGAR Linda Cvrkel Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Knightsbridge Tankers Limited
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012
File No. 000-29106

Dear Ms. Cvrkel:

On behalf of Knightsbridge Tankers Limited (the “Company”), we submit this response to your letter dated June 8, 2012, in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 20-F for the Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 28

 1.           We note your disclosures provided elsewhere in the filing that Sanko Steamship Co. Ltd, the charterer of the Battersea is currently experiencing financial difficulties and has requested a deferral in payments of charter hire. In this regard, please tell us whether you expect this uncertainty to have a material unfavorable impact on net sales or revenues or income from continuing operations. If so, please revise to describe and provide us with your proposed disclosure as part of your next response. Refer to Item 5D of Form 20-F. Please note that the discussion and analysis should focus on material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

Linda Cvrkel
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 22, 2012

The Company advises the Staff that at the date of filing its Form 20-F on April 27, 2012, the Company did not expect Sanko’s financial difficulties to have a material unfavorable impact on net sales or revenues based on the following factors:

•
On March 12, 2012, the Company had received only a general request from Sanko regarding a proposed deferral in charter hire payments that the Company believes had been sent to all ship owners and had not received a request for a reduction in charter hire payments.

•	All amounts due from Sanko at December 31, 2011 had been paid in full at that date.

•	All amounts due from Sanko up to March 10, 2012 had been paid in full at that date.

•
From March 11, 2012, Sanko continued to pay charter hire but at a reduced rate of approximately $13,500 per day, rather than the rate of $40,000 per day as per the charter party, and an amount of $829,000 was due from Sanko at March 31, 2012 in respect of deferred payments,

•	At the time of the filing of the Form 20-F, the Company did not expect that deferred payment would have any material effect on its results of operations.

The Company supplementally advises the Staff that the deferred payment of $829,000 was paid in full on April 26, 2012, when the Company exercised its right of lien for unpaid charter hire.  Currently, an amount of $1.9 million is due from Sanko representing the deferred payments accrued as of June 1, 2012. It is the Company's understanding that Sanko is in the process of restructuring and Sanko seeks to have a common approach towards all their counterparties. Sanko has advised the Company that it intends to conclude the process in July or August this year. Accordingly, it is too early to conclude the outcome of this process and whether the results of the restructuring will have a material effect on the Company's future revenues from Sanko.  The Company continues to monitor the creditworthiness and payment history of its charterers.  To the extent the Company determines there is a change in creditworthiness or payment history from Sanko or its other charterers that would create a material uncertainty that would cause the reported financial information in its reports not to be necessarily indicative of its future operating results or future financial condition, the Company will describe such events and uncertainties in its future filings.

Year Ended December 31, 2011 compared with year ended December 31, 2010, page 34

 2.           We note that your discussion of the results of operations provides reasons for the change in amount of voyage expenses and commission and ship operating expenses for 2011 as compared to 2010. Please explain to us, and revise your disclosure to explain the types of costs included in voyage expenses and commission and explain how the expenses differ from those included in ship operating expenses. For example, in the “Factors affecting our Results” section on page 32, you disclose the types of costs included in operating costs and indicate that you bear operating costs for vessels which operate under time charter. However, the nature of the costs included in voyage expenses and commission are not clearly described. Please revise accordingly.

Linda Cvrkel
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 22, 2012

Voyage expenses and commissions include port expenses, bunkers (fuel), voyage related insurance premiums, other voyage related costs and broker commissions whereas ship operating expenses are the direct costs associated with running a vessel which include, crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance. The Company did not separately identify voyage related costs and commissions in the “Factors Affecting Our Results” section as the items listed in that section on page 28 were intended to correspond with the format of the statement of operations such that ‘the earnings of our vessels’ listed as the first bullet point represents operating revenues less voyage expenses and commissions.

The Company confirms that it will revise its disclosure in the “Factors affecting our Results” section in future filings to include voyage expenses and commissions as a separate line, together with any explanation of those costs.

Notes to the Financial Statements

Note 1. Description of Business, page F-8

 3.           We note your disclosure that the charterer of the Golden Zhejiang has been granted a reduction in charter hire from $29,900 per day to $19,900 per day from July 1, 2011 to June 30, 2012. The reduced hire will be repaid from July 1, 2012 until the end of the charter in September 2014. Please explain to us, and revise the notes to the financial statements in future filings to disclose how you are accounting for the revenue related to this charter from July 1, 2011 through the end of the charter and address what, if any, impact the reduction and deferral of charter hire has on such arrangements to meet the fixed and determinable criteria for revenue recognition. As part of your response and revised disclosure, please explain how the revenue related to the reduced hire that is anticipated to be recovered between July 1, 2012 and September 2014 is being recognized within the financial statements. We may have further comment upon receipt of your response.

The reduction in charter hire from July 1, 2011 to June 30, 2012, from $29,900 to $19,900 per day (or $3.66 million) is expected to be recovered in the period from July 1, 2012 to September 2, 2014 in accordance with a signed charter party amendment, by payment of an additional charter hire amount of $4,581 per day in addition to the $29,900 per day. As such, there is no change in the total expected charter hire or the total expected charter hire divided by the number of days remaining. The Company does not believe that the reduction and deferral of charter hire has an impact on the fixed and determinable criteria for revenue recognition as the changes have been documented in a signed agreement and there has been no change to the period over which payments are made, which remains as the period the vessel is being used. The Company has accounted for the change in the charter agreement by amortizing the total expected charter hire payments on a straight line basis from July 1, 2011 over the remaining period of the charter party. Accordingly, the Company has continued to account for revenue of $29,900 per day after July 1, 2011 and the amount by which cash received is less than the revenue recognized at December 31, 2011, is recorded in Other Receivables. The Company believes that this is in accordance with ASC 605 and ASC 840 and confirms that it will revise its disclosures in future filings in order to clarify this analysis.

Linda Cvrkel
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 22, 2012

Note 2. Stock-based Compensation, page F-10

 4.           We note your disclosure that you account for the RSUs issued to the management companies using the liability method. In light of the fact that it appears from your disclosure in Note 15 that you issued RSUs to the management companies in both 2010 and 2011, please explain to us, and revise the notes to the financial statements to disclose how you accounted for these RSUs. As part of your response, please tell us the amount of any liability that is recorded as of December 31, 2011 and 2010.

The Company understands that, in accordance with ASC 505-50-S99, the fair value of an equity instrument issued to a nonemployee should be measured by using the stock price and other measurement assumptions as of the date at which either (i) a commitment for performance by the counterparty has been reached; or (ii) the counterparty’s performance is complete. The Company believes that the standard for meeting the first criterion is very high, and in practice, the standard would only be met where there is considerable incentive for the counterparty to perform under the contract. The Company believes that this criterion is not met in the absence of considerable evidence. As such, liability accounting must be applied with a re-measurement at each period end date. The Company believes that since it has obtained a right to receive future services in exchange for unvested, forfeitable equity instruments, the fair value of such equity instruments should not create equity until the future services are received (i.e., the instruments are not considered issued until they vest).

The Company calculated a management company RSU expense of $1,203 in 2010 (being the December 31, 2010 stock price of $22.27 * 29,572 RSUs * 2 days/3 years) but did not record this due to immateriality.

The Company calculated a management company RSU expense for the RSUs granted in 2010 of $135,488 in 2011 (being the December 31, 2011 stock price of $13.67 * 29,572 RSUs * 367 days/3 years) but did not record this due to immateriality.

The Company calculated a management company RSU expense for the RSUs granted in 2011 of $5,235 in 2011 (being the December 31, 2011 stock price of $13.67 * 46,596 RSUs * 9 days/3 years) but did not record this due to immateriality.

The Company confirms that it will revise its disclosure in future filings to provide further clarification concerning the accounting treatment of the RSUs.

Note 5. Segment Information, page F-11

 5.           We note from your disclosure in Note 5 that since 2009, revenues from the tanker market have been decreasing while revenues from the dry bulk carrier market have been increasing, and in 2011 revenues from dry bulk carriers exceed those from the tanker market for the first time. Please tell us and consider disclosing in MD&A, whether the operating profit for tankers differs significantly from the operating profit of the dry bulk carriers.

Linda Cvrkel
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 22, 2012

The Company does not have a measurement for operating profit for tankers and dry bulk carriers and it does not measure net operating income (being a line item in the statement of operations) for tankers and dry bulk carriers. Consistent with general practice in the shipping industry, however, the Company uses time charter equivalent revenues per day, which represents operating revenues less voyage expenses and commissions per day, as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter whether or not the vessel involved is a dry bulk carrier or a tanker. The Company believes that time charter equivalent revenues per day, a non-GAAP measure, provides meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, because it assists management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. The average daily time charter equivalent rates earned by the Company's VLCC tankers and Capesize dry bulk carriers for each of the three preceding years ended December 31 were as follows:

	$2011	2010	2009
VLCCs (1)	28,500	37,700	36,000
Capesize	36,600	41,100	43,400

(1)  Excludes the average daily time charter equivalent rates earned by the Company's tankers on bareboat charters.

The Company confirms that it will provide the above table in the MD&A in future filings.

 6.           We note your disclosure that in 2011, six customers accounted for $83.2 million, or 88% of gross revenue, in 2010, three customers accounted for $61.7 million or 64% of gross revenue, and in 2009, two customers accounted for $45 million, or 67% of gross revenue. If revenues from transactions with a single external customer amount to 10 percent or more of your revenues, please revise your notes to the financial statements to disclose that fact, and the total amount of revenues from each such customer. See ASC 280-10-50-42.

The Company advises the Staff that each of the six, three and two customers in 2011, 2010 and 2009, respectively, provided revenues of 10 percent or more of total revenues for the relevant period. Set forth below is the Company’s proposed revised disclosure.

Revenues from six customers in the year ended December 31, 2011 each accounted for 10 percent or more of the Company’s consolidated revenues being $19.2 million, $16.1 million, $14.7 million, $11.6 million, $11.6 million and $10.0 million. Revenues from three customers in the year ended December 31, 2010 each accounted for 10 percent or more of the Company’s consolidated revenues being $28.0 million, $19.1 million and $14.6 million. Revenues from two customers in the year ended December 31, 2009 each accounted for 10 percent or more of the Company’s consolidated revenues being $28.6 million and $16.4 million.

The Company confirms that it will provide this disclosure in future filings.

Linda Cvrkel
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 22, 2012

Note 17. Related Party Transactions, page F-15

 7.           We note your disclosure that both vessels acquired in 2010 were acquired with an existing time charter and $3.3 million of the purchase price for the Golden Zhejiang has been attributed to the value of the time charter. Please tell us how you calculated or determined the amount of the purchase price that was allocated to the time charter. Also, please tell us why none of the purchase price of Golden Future was allocated to its existing time charter.

The Company accounts for the acquisition of vessels with existing time charters using the general asset acquisition concepts provided in ASC 805-20-25-10 and ASC 805-20-30-1. Specifically, the Company records any identifiable assets or liabilities with the acquisition of a vessel, including time charters, at fair value.

The Company purchased the Golden Zhejiang in October 2010 from Golden Ocean Group Limited (“Golden Ocean”) for a purchase price of $65.5 million. The vessel had been delivered to Golden Ocean from the shipyard in September 2010 at which time the vessel commenced a time charter for a minimum of 48 months at a gross rate of $29,900 per day. The Company determined that $3.3 million of the purchase price should be allocated to the time charter based on the charter free, vessel valuations of three independent ship brokers and management’s review of the time charter activity around the purchase date. Although there were no time charters that were directly comparable, the Company did identify one time charter that was similar, specifically, a 2010 built vessel that was fixed on a five year time charter in October 2010 at a gross rate of $27,750 per day. Management determined that that this time charter suggested a valuation of the Golden Zhejiang time charter of approximately $3,139,000 (being $29,900 less $27,750 over four years) and determined that the implied broker valuation of $3.3 million was acceptable. The Company considered the time value of money over the 48 month period of the time charter but did not consider this to have a material impact on the value of the time charter.

The Company purchased the Golden Future in July 2010 from Golden Ocean for a purchase price of $72.0 million. The vessel had been delivered to Golden Ocean from the shipyard in February 2010 at which time the vessel had commenced a time charter for a minimum of 48 months at a gross rate of $31,500 per day. Although there were no time charters that were directly comparable, the Company did identify two time charters that could be considered similar. Both were 2006 built vessels, and a similar vessel size and type, and were fixed in June 2010 – one vessel for 35-37 months at a gross rate of $33,900 per day and the other vessel for 28-32 months at a gross rate of $30,500 per day. While valuation of the vessel and the time charter was difficult in view of the very limited sales/purchase activity in the market at the time and the absence of any directly comparable time charters, the Company also noted that the purchase price of $72.0 million was approximately $3 million higher than the cost of a similar vessel which had been delivered in February 2010 and this reflected falling vessel values at the time. Management determined that no part of the purchase price should be allocated to the time charter based on a review of time charter activity around the purchase date, the charter free, vessel valuations of three independent ship brokers and a comparison with the price of a February 2010 newly built vessel.

Linda Cvrkel
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 22, 2012

Note 20. Subsequent Events, page F-16

 8.           We note your disclosure that on March 12, 2012, Sanko requested that the Company agree to a deferral in payments of charter in hire in respect of the Battersea due to financial difficulties. Please explain to us and revise in the notes to the financial statements to discuss in greater detail the terms of the deferral and your planned accounting treatment. Also, please tell us the amount of receivables recorded as of December 31, 2011 related to Sanko and explain to us why you believe the amount is recoverable.

As noted above in response to comment 1, all amounts due from Sanko at December 31, 2011 had been paid in full. As further set forth in the response to comment 1, from March 11, 2012, Sanko continued to pay charter hire but at a reduced rate of approximately $13,500 per day, rather than the rate of $40,000 per day as per the charter party.  An amount of $829,000 was due from Sanko at March 31, 2012 in respect of deferred payments.

The deferred payment was paid in full on April 26, 2012, when the Company exercised its lien for unpaid charter hire.  Currently, an amount of $1.9 million is due from Sanko representing the deferred payments accrued as of June 1, 2012. It is the Company's understanding that Sanko is in the process of restructuring and Sanko seeks to have a common approach towards all their counterparties. Sanko has advised the Company that it intends to conclude the process in July or August this year. Accordingly, it is too early to conclude the outcome of this process and whether the results of the restructuring will have a material effect on the Company's future revenues from Sanko.  The Company will continue to monitor the status of Sanko’s payments and the deferred amounts and will include expanded discussion of the accounting treatment of such revenues in the notes to the financial statements, if applicable.

 9.           Similarly, please explain to us and disclose in the notes to the financial statements how you will account for the revenue related to the Belgravia in light of the March 2012 amendment which includes both a reduction in future charter hire payments and a prepayment.

The Company intends to account for the changes to the Belgravia charter party in a similar manner to the way in which it accounted for the changes to the Golden Zhejiang charter party (comment 3 above). That is the Company will calculate the total expected charter hire payments at the date of change, which will take into account the $5.7 million agreed reduction, and will straight line this total expected revenue over the remaining term of the charter party. The $5.0 million prepayment will not impact revenue recognition and will be recorded as a liability when received. Differences between the actual charter hire received and the revenue recorded will be offset against this account.

Other than the $5.7 million reduction in charter hire over the period of the contract, which the Company will recognize evenly over the remaining period of the contract, the Company does not believe the reduction and prepayment of charter hire has an impact on the fixed and determinable criteria for revenue recognition as the changes have been documented in a signed agreement and there has been no change to the period over which payments are made, which remains as the period the vessel is being used.

Linda Cvrkel
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 22, 2012

The Company confirms that it will provide disclosures concerning this accounting treatment in the notes to the financial statements in future filings.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

Linda Cvrkel
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 22, 2012

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Christine Westbrook, Esq. at (212) 574-1371.

Very truly yours, SEWARD & KISSEL, LLP
	By:	/s/ Gary J. Wolfe Gary J. Wolfe, Esq.
Inger M. Klemp Chief Financial Officer Knightsbridge Tankers Limited